Room 4561

September 27, 2006

Mr. B.M. May
Finance Director
Bunzl PLC
110 Park Street
London, England W1K 6NX

   Re: Bunzl PLC
     Form 20-F for the Fiscal Year Ended December 31, 2005
     Filed April 28, 2006
     Form 6-K Filed August 29, 2006
     File No. 001-14868

Dear Mr. May:

   We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects

Operating Results, page 18

1. In the discussion of your results of operations, you appear to provide little or no quantification of the factors contributing to the changes in reported amounts. For example, in your discussion of group performance you do not appear to provide any discussion or quantification of your operating expenses or the impact of any

changes in these operating expenses on your performance. Separately, in your Discussion by Business Area, you describe various factors that have impacted your results without quantifying the impact of each factor. Please explain to us how you considered Section III.D of Release No. 33-6835 and Item 5.A. of Form 20-F.

Liquidity and Capital Resources, page 29

2.   You disclose that cash provided by operations is your primary source of liquidity yet your discussion of operating cash flow is limited. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350 and Item 5.B. of Form 20-F.

Item 15. Controls and Procedures, page 48

3.   We note your disclosure that your disclosure controls and procedures were effective "and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities to allow timely decisions of required disclosures." Please confirm that your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. Confirm you will modify your disclosure, as may be necessary, in future filings.

Item 17. Financial Statements

Consolidated Income Statement, page F-2

4.   We note that you disclose revenue from acquisitions on your income statement for the most recent fiscal year. Please explain to us why you have not provided similar disclosure for the prior fiscal year. Your current presentation could be reasonably interpreted to suggest that acquisitions did not materially impact your prior year. However, it appears that acquisitions did have a material impact on that year.

5.   We note that you have provided an analysis of operating expenses in your footnotes on page F-15 rather than on the face of your income statement. Please tell us how you considered including this analysis on the face of the income statement as it appears that such disclosures would be relevant to an understanding of your financial performance. See paragraph 89 of IAS 1.

Consolidated Cash Flow Statement, page F-5

6.   We note your classification of the demerger of the Filtrona business as an
       investing inflow. We also note your disclosure that for US GAAP purposes the
       demerger would be classified as a financing cash flow. Please explain your basis
       for classifying the demerger as a cash flow. In this regard, we note that the
       demerger was facilitated by issuing a dividend and therefore appears to be a non-
       cash transaction. As part of your response, explain how the amount presented as a
       cash flow was determined. Also, please refer to the authoritative guidance you
       relied upon in determining your classification under IFRS and US GAAP.

Note 2. Accounting Policies, page F-11

Revenue

7.   Tell us how you considered all of the conditions in paragraph 14 of IAS 18 in
       determining the timing and amount of revenue recognition. In this regard, we
       note that your current disclosure does not appear to discuss all of the conditions
       required to be met in order to recognize revenue. Also, please explain any
       differences in your revenue recognition policy under IFRS as compared to US
       GAAP. In this regard, describe the factors you consider when recognizing
       revenue under US GAAP.

Note 3. Segment Analysis, page F-14

8.   We note that you have identified your continuing operations as your secondary
       segment. Please explain to us how you concluded that a more detailed
       presentation was not necessary considering that the disclosures on page 14 appear
       to indicate that you have several business segments. Please tell us how you
       considered the factors in paragraph 9 of IAS 14 when determining that you have a
       single business segment. Also, please explain to us how you considered
       disclosing a matrix presentation as it appears that you may be affected by
       differences in geographical areas and differences in products and services. See
       paragraph 29 of IAS 14.

Note 6. Income Tax, page F-16

9.   We note your disclosure of your effective tax rate excluding the effects of
       intangible amortization and the related deferred tax. This appears to be a non-
       GAAP measure. Please tell us how you considered the requirements of Item
       10(e)(1) of Regulation S-K.

Note 10. Intangible Assets, page F-21

10.   We note that you amortize customer lists acquired in business combinations over
        a 15 to 18 year useful life. Please explain to us how you determined the useful
        lives of the customer lists. As part of your response, describe the objective
        evidence you relied on in determining these useful lives.

Note 15. Provisions, page F-27

11.   We note your disclosures regarding provisions for vacant properties where
        amounts are held against onerous lease commitments. Describe for us the facts
        and circumstances surrounding these provisions and the underlying onerous lease
        commitments. Tell us the status of the leases and related properties as of the
        balance sheet date. Explain, in reasonable detail, how your evaluation of and
        accounting for these leases under IFRS and IAS 37 compares to US GAAP and
        SFAS 146.

12.   Your discussion of provisions for legal, environmental and other claims indicates
        that you hold provisions for amounts that you expect to incur within the next one
        to five years. Explain how this threshold for recognition compares the criteria in
        SFAS 5, par. 8. To the extent that there is a difference in the criteria you have
        applied under IFRS and US GAAP, explain where this difference is reflected in
        your reconciliation to US GAAP.

Note 16. Deferred Tax, page F-27

13.   We note the disclosure indicating that, for purposes of IFRS, deferred taxes for
        future remittances of accumulated reserves of overseas subsidiaries are only
        recorded to the extent that the distributions are accrued as receivables. Please
        explain to us how this standard compares to APB 23, par. 12 under US GAAP.
        To the extent that there is a difference between IFRS and US GAAP with respect
        to this area, explain where this difference is reflected in your reconciliation to US
        GAAP.

Note 27. Acquisitions, page F-39

14.   We note that you made two acquisitions subsequent to December 31, 2005.
        Please tell us how you considered the disclosures required by paragraph 71 of
        IFRS 3. In this regard, we note that it appears that you have not provided the
        disclosures required by paragraph 67 for acquisitions made subsequent to the
        balance sheet date but before the financial statements were authorised for issue.
        Separately, we also note that the disclosures in paragraph 67 appear to be required
        for acquisitions made in 2004.

Note 30. Reconciliation of UK GAAP Profit to IFRS Profit For The Year Ended December 31, 2004, page F-41

15.   We note that you previously presented your statement of cash flows in accordance with UK GAAP. Please tell us how you considered paragraph 40 of IFRS 1. In this regard, we note that you do not appear to have disclosed the material adjustments necessary to reconcile your cash flows statement for the period ending December 31, 2004 from UK GAAP to IFRS.

Note 31. Summary of Significant Differences Between IFRS and US GAAP, page F-45

16.   We note your income statement presentation under IFRS as well as your disclosures of expenses by nature on page F-15.   Rule 5-03 of Regulation S-X requires disclosure of certain revenue and expense items which may differ from, or be in addition to, those required under IFRS. Please tell us how you considered providing the income statement disclosures required by Rule 5-03 of Regulation S-X.

(d) Derivative Instruments, page F-46

17.   We note that you have foreign currency forward contracts which under IFRS you account for as hedges of your net investment in foreign subsidiaries. You disclose that you do not apply hedge accounting for theses contracts under US GAAP. Please explain to us why you do not apply hedge accounting under US GAAP. As part of your response, please refer to the authoritative guidance you relied upon in determining your accounting under US GAAP.

Consolidated Cash Flow Statement, page F-49

18.   We note your presentation of cash flows in accordance with US GAAP. Explain how you considered providing a quantified description of material differences between IFRS and US GAAP. See Item 17 (c)(2)(iii) of Form 20-F.

Other

19.   Please tell us how you considered Item 5-04.a.2 of Regulation S-X. In this regard we note that you do not appear to have provided information contemplated by Schedule II – Valuation and Qualifying Accounts.

Form 6-K Filed August 29, 2006

20.   We note your disclosure of non-GAAP measures excluding the amortisation of intangible assets. Please tell us how you considered including disclosure that explains why the non-GAAP measures provide useful information to investors.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief